UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-32929

POLYMET MINING CORP.

(Exact name of registrant as specified in its charter)

444 Cedar Street, Suite 2060
St. Paul, MN 55101

Tel: (651) 389-4100

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an x in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1*

*  On November 7, 2023, PolyMet Mining Corp. (the “Company”) and Glencore AG (“Glencore”) completed the transactions contemplated by the Arrangement Agreement, dated July 16, 2023, by and between the Company and Glencore (“Arrangement Agreement”). Pursuant to the Arrangement Agreement, on November 7, 2023, Glencore acquired all of the issued and outstanding share capital of the Company that Glencore did not directly or indirectly own through a Plan of Arrangement pursuant to Part 9, Division 5 of the Business Corporations Act (British Columbia).  As a result of the Arrangement, the Company became a wholly owned subsidiary of Glencore.

Pursuant to the requirements of the Securities Exchange Act of 1934, PolyMet Mining Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 17, 2023	By:	/s/ Mohit Rungta
Name: Mohit Rungta
Title: Chief Financial Officer